Exhibit (a)(i)(A)

NATIONAL FINANCIAL PARTNERS CORP.

OFFER TO PURCHASE FOR CASH

ANY AND ALL OF ITS OUTSTANDING 0.75% CONVERTIBLE SENIOR NOTES DUE 2012

The Offer (as defined below) and your withdrawal rights will expire at 12:00 midnight, New York City time, on July 7, 2010, unless extended (such date and time, as it may be extended, the “Expiration Date”) or earlier terminated by us. Holders of the Notes must validly tender (and not validly withdraw) their Notes on or prior to the Expiration Date in order to receive payment for the Notes. Your acceptance of the Offer may only be withdrawn under the circumstances described in this Offer to Purchase and in the Letter of Transmittal.

National Financial Partners Corp., a Delaware corporation (“we,” “us,” “our” or “NFP”), is offering to purchase for cash, on the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and the accompanying Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), any and all of its 0.75% Convertible Senior Notes due 2012 (the “Notes”) from each holder of the Notes (each, a “Holder” and, collectively, the “Holders”). The Notes were issued by NFP pursuant to an Indenture, dated as of January 16, 2007, between NFP and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as amended by the First Supplemental Indenture, dated as of January 22, 2007, between NFP and the Trustee (together, the “Indenture”). The offer, on the terms set forth in this Offer to Purchase and the Letter of Transmittal, and any amendments or supplements hereto or thereto, is referred to as the “Offer.”

Subject to the terms and conditions of the Offer, Holders who validly tender, and do not validly withdraw, their Notes at or prior to 12:00 midnight, New York City time, on the Expiration Date, will receive $955 for each $1,000 principal amount of Notes purchased (the “Purchase Price”) pursuant to the Offer, plus accrued and unpaid interest up to, but not including, the date the Notes are purchased (the “Settlement Date”).

The Offer is subject to the satisfaction or waiver of certain conditions set forth herein, including (1) our completion of a proposed private offering (the “New Notes Offering”) of convertible senior notes (the “New Notes”) resulting in gross proceeds of at least $125.0 million and (2) the satisfaction of all conditions to the effectiveness of the Proposed New Credit Facility (as defined herein), except for any conditions relating to or based on the completion of the Offer or the amount of Notes outstanding (including the condition that less than $115.0 million aggregate principal amount of the Notes remains outstanding upon completion of the Offer) (collectively, the “Financing Condition”). The Offer is not conditioned on a minimum principal amount of Notes being tendered. We expressly reserve the right, at any time or at various times, to waive any of the conditions to the Offer, in whole or in part. To the extent the first part of the Financing Condition (i.e., completion of the New Notes Offering resulting in gross proceeds of at least $125.0 million) is satisfied but the second part is not (i.e., the Proposed New Credit Facility does not go into effect), we intend to waive the Financing Condition and purchase all Notes validly tendered and accepted for purchase in the Offer up to the maximum amount permitted by the Existing Credit Facility (as defined herein). The Offer will not constitute an offer to sell or the solicitation of an offer to buy the New Notes.

CUSIP Number	Issuer	Title of Security	Aggregate Principal Amount Outstanding	Expiration Date	Purchase Price Per $1,000 Principal Amount of Notes(1)
63607PAA7	National Financial Partners Corp.	0.75% Convertible Senior Notes due 2012	$ 230,000,000	July 7, 2010	$955

(1)	Plus accrued and unpaid interest from the last interest payment date up to, but not including, the Settlement Date.

As of June 8, 2010, there was $230.0 million aggregate principal amount of Notes outstanding. The Notes are convertible into shares of our common stock, par value $0.10 per share, at the Holder’s option, at a conversion rate (subject to adjustment) of 18.0679 shares of common stock per $1,000 in principal amount of Notes, as of March 31, 2010. This represents a conversion price per share of $55.35.

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “NFP.” On June 8, 2010, the closing price of our common stock as reported on the NYSE was $11.79 per share.

See “Certain Significant Considerations” beginning on page 23 for a discussion of certain factors that should be considered in evaluating the Offer.

NONE OF NFP, THE DEALER MANAGERS (AS DEFINED HEREIN), THE TENDER AGENT (AS DEFINED HEREIN), THE INFORMATION AGENT (AS DEFINED HEREIN), THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES MAKES ANY RECOMMENDATION IN CONNECTION WITH THE OFFER.

THE OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), NOR HAS THE SEC PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR ANY RELATED DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Questions and requests for assistance may be directed to Banc of America Securities LLC and Goldman, Sachs & Co. (the “Dealer Managers”) or D.F. King & Co., Inc. (the “Tender Agent” and the “Information Agent”). Requests for additional copies of this Offer to Purchase or the Letter of Transmittal should be directed to the Information Agent.

The Dealer Managers for the Offer are:

BofA Merrill Lynch	Goldman, Sachs & Co.

June 9, 2010

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IMPORTANT

No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained in this Offer to Purchase, and, if given or made, such information or representations should not be relied upon as having been authorized by NFP, the Dealer Managers, the Tender Agent, the Information Agent or the Trustee.

This Offer to Purchase and the related documents do not constitute an offer to buy or solicitation of an offer to sell Notes in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker-dealer, the Offer will be deemed to be made on our behalf by one or more registered broker-dealers licensed under the laws of such jurisdiction. Neither the delivery of this Offer to Purchase and related documents nor any purchase of Notes will, under any circumstances, create any implication that the information contained in this Offer to Purchase or such other documents is current as of any time after the date of such document.

None of NFP or its board of directors or employees, the Dealer Managers, the Tender Agent, the Information Agent or the Trustee is making any representation or recommendation to any Holder as to whether or not to tender its Notes. You should consult your own financial and tax advisors and must make your own decision as to whether to tender your Notes and, if so, the amount of Notes to tender.

We and our affiliates, including our executive officers and directors, will be prohibited by Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from repurchasing any Notes outside of the Offer until at least the tenth business day after the expiration or termination of the Offer. Following that time, we expressly reserve the absolute right, in our sole discretion from time to time in the future, to purchase any Notes, whether or not any Notes are purchased pursuant to the Offer, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the price to be paid pursuant to the Offer and could be for cash or other consideration. We cannot assure you as to which, if any, of these alternatives, or combinations thereof, we will pursue.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Offer to Purchase are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words “anticipate,” “expect,” “intend,” “plan,” “believe,” “estimate,” “propose,” “may,” “project,” “will,” “continue” and similar expressions of a future or forward-looking nature. Forward-looking statements may include discussions concerning revenue, expenses, earnings, cash flow, impairments, losses, dividends, capital structure, credit facilities, offerings, tender offers, market and industry conditions, premium and commission rates, interest rates, contingencies, the direction or outcome of regulatory investigations and litigation, income taxes and our operations or strategy.

These forward-looking statements are based on our management’s current views with respect to future results. Forward-looking statements are based on beliefs and assumptions made by our management using currently-available information, such as market and industry materials, experts’ reports and opinions, and current financial trends. These statements are only predictions and are not guarantees of future performance. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by a forward-looking statement. These risks and uncertainties include, without limitation:

•	our ability, through our operating structure, to respond quickly to regulatory, operational or financial situations impacting our businesses;

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the ability of our businesses to perform successfully following acquisition, including through cross-selling initiatives, and our ability to manage our business effectively and profitably through our reportable segments and the principals of our businesses;

•	any losses that we may take with respect to dispositions, restructures or otherwise;

•	an economic environment that results in fewer sales of financial products or services;

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the occurrence of events or circumstances that could be indicators of impairment to goodwill and intangible assets which require us to test for impairment, and the impact of any impairments that we may take;

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the impact of the adoption, modification or change in interpretation of certain accounting treatments or policies and changes in underlying assumptions relating to such treatments or policies, which may lead to adverse financial statement results;

•	our success in acquiring and retaining high-quality independent financial services businesses;

•	the financial impact of our incentive plans;

•	changes that adversely affect our ability to manage our indebtedness or capital structure, including changes in interest rates, credit market conditions and general economic factors;

•

securities and capital markets behavior, including fluctuations in the price of our common stock, continuing volatility in the U.S. financial markets, or the dilutive impact of any capital-raising efforts to finance operations or business strategy;

•	the availability of borrowings and letters of credit under the Existing Credit Facility (as defined herein) or the Proposed New Credit Facility;

•

adverse results, market uncertainty in the financial services industry, or other consequences from litigation, arbitration, regulatory investigations or compliance initiatives, including those related to business practices, compensation agreements with insurance companies, policy rescissions or chargebacks, regulatory investigations or activities within the life settlements industry;

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adverse developments in the markets in which we operate, resulting in fewer sales of financial products and services, including those related to compensation agreements with insurance companies and activities within the life settlements industry;

•

the impact of legislation or regulations in jurisdictions in which our businesses operate, including the possible adoption of comprehensive and exclusive federal regulation over all interstate insurers and the uncertain impact of proposals for legislation regulating the financial services industry;

•	uncertainty regarding the impact of newly-adopted healthcare legislation or resulting changes in business practices of our subsidiaries that operate in the benefits market;

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changes in laws, including the elimination or modification of the federal estate tax, changes in the tax treatment of life insurance products, or changes in regulations affecting the value or use of benefits programs, which may adversely affect the demand for or profitability of our services;

•

developments in the availability, pricing, design or underwriting of insurance products, revisions in mortality tables by life expectancy underwriters or changes in our relationships with insurance companies;

•	changes in premiums and commission rates or the rates of other fees paid to our businesses, including life settlements and registered investment advisory fees;

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the reduction of our revenue and earnings due to the elimination or modification of compensation arrangements, including contingent compensation arrangements and the adoption of internal initiatives to enhance compensation transparency, including the transparency of fees paid for life settlements transactions;

•	the occurrence of adverse economic conditions or an adverse regulatory climate in New York, Florida or California;

•	the loss of services of key members of our senior management; and

•	our ability to effect smooth succession planning.

Additional factors are set forth in our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on February 12, 2010, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the SEC on May 10, 2010.

Forward-looking statements speak only as of the date on which they are made. We expressly disclaim any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the periodic reporting requirements of the Exchange Act, and in accordance therewith file reports and other information with the SEC. Such reports and other information filed with the SEC by us may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, Room 1580, Washington, D.C. 20549. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, Room 1580, Washington, D.C. 20549. Such material may also be accessed electronically at the SEC’s internet website located at http://www.sec.gov. Statements made in this Offer to Purchase concerning the provisions of any contract, agreement, indenture or other document referred to herein are not necessarily complete. With respect to each such statement concerning a contract, agreement, indenture or other document filed with the SEC, reference is made to such filing for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed by us with the SEC are incorporated herein by reference and will be deemed to be a part hereof:

•	NFP’s Annual Report on Form 10-K for the year ended December 31, 2009, filed on February 12, 2010;

•	NFP’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed on May 10, 2010; and

•	NFP’s Current Report on Form 8-K filed on May 27, 2010.

We are also incorporating by reference any documents to the extent filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any Current Reports on Form 8-K containing only disclosure furnished pursuant to Item 2.02 or Item 7.01 unless otherwise indicated) on or after the date of this Offer to Purchase and until the Offer has expired or is terminated. The information contained in each of the documents listed above speaks only as of the date of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for purposes of this Offer to Purchase, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

You may request a copy of these filings, at no cost, by writing or telephoning us at:

National Financial Partners Corp.

340 Madison Avenue, 20th Floor

New York, New York 10173

Attention: Office of the General Counsel

Telephone: (212) 301-4000

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SUMMARY

The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the information appearing elsewhere or incorporated by reference in this Offer to Purchase. Each undefined capitalized term used in this Summary has the meaning set forth elsewhere in this Offer to Purchase.

The Company	National Financial Partners Corp., a Delaware corporation.

The Notes	0.75% Convertible Senior Notes due 2012.

The Offer	We are offering to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal, any and all of the Notes validly tendered and not validly withdrawn prior to the Expiration Date.

Purchase Price	The consideration for each $1,000 principal amount of Notes tendered and accepted for purchase in the Offer will be $955, plus accrued and unpaid interest up to, but not including, the Settlement Date.

Purpose of the Offer	The purpose of the Offer is to purchase Notes in order to retire the debt associated with the Notes.

Expiration Date	12:00 midnight, New York City time, on July 7, 2010 (inclusive of July 7, 2010), unless extended by us in our sole discretion, in which case the Expiration Date will be such date and time to which the Expiration Date is extended.

Withdrawal Date	Tendered Notes may be withdrawn by Holders at any time prior to the Expiration Date. You may also withdraw your Notes if we have not accepted them for purchase on or before 40 business days after the commencement of the Offer.

Settlement Date	You will receive payment for your Notes promptly after the date on which we accept all Notes validly tendered and not validly withdrawn. Under no circumstances will any additional interest be paid or payable because of any delay in the transmission of funds by the Tender Agent.

Conditions to the Offer	Our obligation to accept for purchase, and pay for, validly tendered Notes that have not been validly withdrawn is conditioned on (1) the completion of the New Notes Offering and the receipt of at least $125.0 million in gross proceeds therefrom and (2) the satisfaction of all conditions to the effectiveness of the Proposed New Credit Facility, except for any conditions relating to or based on the completion of the Offer or the amount of Notes outstanding (including the condition that less than $115.0 million aggregate principal amount of the Notes remains outstanding upon completion of the Offer), which conditions described in clauses (1) and (2) above we refer to collectively as the “Financing Condition,” and is subject to satisfaction or waiver of all of the other conditions set forth herein, which we refer to collectively as the “General Conditions.” The Offer is not conditioned on a minimum principal amount of Notes being tendered. See “Terms of the Offer—Conditions to the Offer.”

We expressly reserve the right, in our sole discretion but subject to applicable law, to amend or terminate the Offer at any time prior to the Expiration Date.

Sources and Amount of Funds

We intend to finance the Offer with the proceeds from the New Notes Offering, proceeds from the proposed new credit agreement among us, the financial institutions party thereto and Bank of America, N.A. as administrative agent (the proposed new credit agreement or the proposed facilities governed thereby, as the context requires, the “Proposed New Credit Facility”) if it becomes effective and, if necessary, cash on hand. There can be no assurance that the New Notes Offering will be completed or the Proposed New Credit Facility will become effective on a timely basis or at all. The Offer is subject to the satisfaction of the Financing Condition and the General Conditions. The Offer is not conditioned on a minimum principal amount of Notes being tendered.

In the event that more than $115.0 million aggregate principal amount of Notes is validly tendered and accepted for purchase in the Offer and the other conditions to the effectiveness of the Proposed New Credit Facility are satisfied, we will receive gross proceeds of up to $125.0 million from the term loan portion of the Proposed New Credit Facility. For a detailed description of the conditions to effectiveness of the Proposed New Credit Facility, see “Sources and Amount of Funds—Proposed New Credit Facility.” Assuming the Financing Condition is met, we intend to use the proceeds from the New Notes Offering, proceeds from the Proposed New Credit Facility if it becomes effective and, if necessary, cash on hand, to purchase all of the Notes accepted for purchase in the Offer, subject to the terms of the Proposed New Credit Facility.

In the event that $115.0 million or less aggregate principal amount of Notes is validly tendered and accepted for purchase in the Offer or any other condition to the effectiveness of the Proposed New Credit Facility is not satisfied, the Proposed New Credit Facility will not become effective and we will not receive any proceeds from the Proposed New Credit Facility. In this case, to the extent the first part of the Financing Condition, which requires completion of the New Notes Offering resulting in gross proceeds of at least $125.0 million, is satisfied, we intend to waive the Financing Condition and use the net proceeds from the New Notes Offering and, if necessary, cash on hand, to purchase all Notes accepted for purchase in the Offer up to the maximum amount permitted by the Existing Credit Facility, and subject to the terms thereof. In the event that we waive the Financing Condition, but the aggregate principal amount of Notes validly tendered and not validly withdrawn in the Offer exceeds the maximum amount permitted by the Existing Credit Facility, we will accept for purchase such Notes up to the maximum amount permitted by the Existing Credit Facility, in the aggregate, on a pro rata basis from among such Notes. We will make appropriate adjustments to avoid purchases of Notes in a principal amount other than in integral multiples of $1,000.

On June 9, 2010, we entered into the Fourth Amendment (the “Fourth Amendment”) to the credit agreement, dated as of August 22,

2006, and previously amended as of January 16, 2007, December 9, 2008 and May 6, 2009 (as amended, the existing credit agreement or the facilities governed thereby, as the context requires, the “Existing Credit Facility”) with the financial institutions party thereto and Bank of America, N.A., as administrative agent. Under the terms of the Fourth Amendment, the Existing Credit Facility permits us, during the period from June 10, 2010 through and including July 30, 2010, to purchase, redeem or defease (in the Offer or otherwise) an aggregate principal amount of Notes up to an amount equal to the gross proceeds of the New Notes Offering so long as both immediately before and after giving effect to any such purchase, redemption or defeasance, no event of default under the Existing Credit Facility will have occurred and be continuing, and after giving effect to any such purchase, redemption or defeasance, we will have minimum liquidity (as defined in the Existing Credit Facility) of not less than $50.0 million. If the Fourth Amendment had not been executed, the terms of the Existing Credit Facility would have prohibited our purchase of the Notes for cash in the Offer or otherwise.

There are no alternative financing arrangements or plans in the event that the Financing Condition is not met. If the Financing Condition is not met, we will not be required to accept for purchase, or to pay for, any Notes.

The Existing Credit Facility will terminate upon the effectiveness of the Proposed New Credit Facility and the repayment of all outstanding amounts under the Existing Credit Facility. See “Sources and Amount of Funds.”

How to Tender Notes	See “Terms of the Offer—Procedures for Tendering.” For further information, call the Tender Agent, the Information Agent or the Dealer Managers, or consult your broker-dealer, commercial bank or trust company for assistance.

Certain Considerations	See “Certain Significant Considerations” for a discussion of certain factors that should be considered in evaluating the Offer.

Certain United States Federal Income Tax Considerations	For a discussion of certain United States Federal income tax considerations applicable to Holders participating in the Offer, see “Certain United States Federal Income Tax Considerations.”

Untendered or Unpurchased Notes	Any Notes that remain outstanding after the completion of the Offer will continue to be our obligations. Holders of those outstanding Notes will continue to have all the rights associated with those Notes.

Termination of Convertible Bond Hedge and Warrant Transactions	In connection with the Offer, we expect to enter into certain agreements with Goldman Sachs Financial Markets, L.P. (“GSFM”), an affiliate of one of the Dealer Managers, to terminate certain convertible bond hedge transactions and separate warrant transactions between NFP and GSFM. We had entered into the convertible bond hedge transactions and warrant transactions with GSFM at the time of the offering of the Notes. We expect to terminate the convertible bond hedge transactions and warrant transactions in an amount corresponding to the portion of the Notes accepted for purchase in the Offer.

In connection with the termination of the convertible bond hedge and warrant transactions and unwinding of their existing hedge positions with respect to the transactions, we are advised that GSFM or its affiliates expect to sell shares of our common stock in secondary market transactions, and/or unwind various derivative transactions with respect to our common stock, shortly after the expiration and prior to or concurrently with the closing of the Offer. This activity could reduce the market price of our common stock at that time and it could adversely affect the market value of the Notes that remain outstanding following the consummation of the Offer.

For a discussion of the potential impact of any market or other activity by GSFM or its affiliates in connection with the termination of the convertible bond hedge transactions and warrant transactions, see “Certain Significant Considerations—Termination of Convertible Bond Hedge and Warrant Transactions and Effect on Notes Not Purchased in the Offer.”

Dealer Managers	Banc of America Securities LLC and Goldman, Sachs & Co. are acting as Dealer Managers in connection with the Offer. Each of the Dealer Managers’ contact information appears on the back cover of this Offer to Purchase.

Tender Agent and Information Agent	D.F. King & Co., Inc. is serving as the Tender Agent and Information Agent in connection with the Offer. Requests for additional copies of this Offer to Purchase should be directed to the Information Agent. The Tender Agent’s and the Information Agent’s contact information appears on the back cover of this Offer to Purchase.

THE COMPANY

Executive Overview

NFP and its benefits, insurance and investment businesses provide a full range of advisory and brokerage services to our clients. We serve corporate and high net worth individual clients throughout the United States and in Canada, with a focus on the middle market and entrepreneurs.

Founded in 1998, we have grown organically and through acquisitions, operating in the independent distribution channel. This distribution channel offers independent advisors the flexibility to sell products and services from multiple non-affiliated providers to deliver objective, comprehensive solutions. The number of products and services available to independent advisors is large and can lead to a fragmented marketplace. We facilitate the efficient sale of products and services in this marketplace by using our scale and market position to contract with leading product providers. These relationships foster access to a broad array of insurance and financial products and services as well as better underwriting support and operational services. In addition, we are able to operate effectively in this distribution channel by leveraging financial and intellectual capital, technology solutions, cross-selling and regulatory compliance support across our company. Our marketing and wholesale organizations also provide an independent distribution channel for benefits, insurance and investment products and services, serving both third-party affiliates as well as member NFP-owned businesses.

NFP has three reportable segments: the Corporate Client Group (the “CCG”), the Individual Client Group (the “ICG”) and the Advisor Services Group (the “ASG”). The CCG is one of the leading corporate benefits advisors in the middle market, offering independent solutions for health and welfare insurance, retirement planning, executive benefits, and commercial property and casualty insurance. The ICG is a leader in the delivery of independent life insurance and wealth transfer solutions for high net worth individuals and includes wholesale life brokerage, retail life and investment advisory services. The ICG also receives commissions from personal lines property and casualty insurance brokerage. The ASG, including NFP Securities, Inc., a leading independent broker-dealer and registered investment advisor, serves independent financial advisors whose clients are high net worth individuals and companies by offering broker-dealer and asset management products and services. The ASG attracts financial advisors seeking to provide clients with sophisticated resources and an open choice of products. We promote collaboration among our business lines to provide our clients the advantages of a single coordinated resource to address their corporate and individual benefits, insurance and investment planning needs.

We enhance our competitive position by offering our clients a broad array of insurance and financial solutions. Our continued investments in marketing, compliance and product support provide our independent advisors with the resources to deliver strong client service. We believe our operating structure allows our businesses to effectively and objectively serve clients at the local level while having access to the resources of a national company. Our senior management team is composed of experienced insurance and financial services leaders. Our principals, who manage the day-to-day operations of many of our businesses, are professionals who are well positioned to understand client needs.

While the challenging economic environment is showing signs of stabilization, there is uncertainty as to the scope of any economic recovery. Additionally, weak economic conditions during the latter part of 2008 largely continued during 2009 and in the first quarter of 2010. Financial market volatility and a distressed economic environment may reduce the demand for our services or the products we distribute and could negatively affect our results of operations and financial condition.

Key Elements of Our Operating Strategy

Our goal is to provide exceptional client service in order to achieve superior long-term returns for our stockholders. To accomplish this goal, we focus on the following key areas:

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Align business resources. In 2009, we reorganized to improve the allocation of our resources and the quality and scope of the services provided to our existing and prospective clients. We organized our businesses into three reportable segments: the CCG, the ICG and the ASG. Operating through this structure allows us to more efficiently assess our performance and align resources within reportable segments. As part of our reorganization, we also restructured our incentive plans to further align the compensation among the principals and our company.

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Benefit from independent distribution channel. The independent distribution channel offers a platform where advisors may sell the products and services of vendors of their choosing based on the most effective solutions available for their clients. For advisors in this channel, building strong client relationships and a local market reputation for service and execution is a key differentiator. The strength of these client relationships can offer a solid foundation for client retention and a platform which promotes business development through cross-selling and new client acquisition.

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Realize value through economies of scale. We contract with leading insurance and financial product providers for access to products and services and support for our operations. This allows us to aggregate the buying power of a large number of distributors, which can improve the underwriting and other services received by us, our advisors and clients. Through our scale, we leverage financial and intellectual capital, technology solutions, cross-selling, and regulatory compliance support.

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Capitalize on the growth of our attractive target markets. The trends in our target corporate and high net worth individual markets provide a strong demographic base for growth. According to the Forbes Insights U.S. Middle Market Outlook 2009, there are approximately 106,000 mid-sized businesses, with revenues of between $25 million and $1 billion. These businesses employ 32 million people and have total revenue of more than $6 trillion. According to Spectrem Group, a financial services industry research and consulting firm, the number of households with net worth, excluding primary residence, in excess of $1 million grew 16% in 2009 compared with 2008. Further, the number of households with net worth, excluding primary residence, in excess of $5 million grew 17% in 2009 compared with 2008. We believe that the demand for insurance and financial products and services in these markets will continue to grow. We have built our distribution system by attracting advisors targeting these markets, and we expect to grow by expanding our client base and adding additional advisors.

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Acquire high-quality independent businesses. We anticipate continuing sub-acquisitions and may consider other acquisitions that provide recurring revenue and strategically complement our existing businesses during 2010. We believe that opportunities remain for growth through disciplined acquisitions of high quality businesses.

DESCRIPTION OF THE NOTES

The following description of the Notes and any other description of the Notes contained in this Offer to Purchase, the Letter of Transmittal or in any other document related to the Offer are qualified in their entirety by reference to the Indenture. The Indenture is governed by the Trust Indenture Act of 1939, as amended, and copies of the Indenture are available from the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.

On January 22, 2007, NFP issued its 0.75% Convertible Senior Notes due 2012 under the Indenture. The original principal amount of the Notes was $230.0 million. The Notes mature on February 1, 2012, with interest payable semi-annually.

To the best of our knowledge, no Notes are owned by, and the Notes will not be purchased from, any of our officers, directors or other affiliates.

PURPOSE OF THE OFFER

The purpose of the Offer is to purchase Notes in order to retire the debt associated with the Notes. We will deliver the Notes that we purchase in the Offer to the Trustee for cancellation, and those Notes will cease to be outstanding. Any Notes that remain outstanding following the consummation of the Offer will continue to be our obligations, and Holders of any such Notes will continue to have all of the rights associated with those Notes. We are not seeking the approval of Holders for any amendment to the Notes or the Indenture.

SOURCES AND AMOUNT OF FUNDS

The maximum amount of funds required by us to purchase all of the outstanding Notes pursuant to the Offer is estimated to be approximately $955, plus accrued interest. We intend to finance the Offer with the proceeds from the New Notes Offering, proceeds from the Proposed New Credit Facility if it becomes effective and, if necessary, cash on hand, as described in more detail below.

There can be no assurance that the New Notes Offering will be completed or the Proposed New Credit Facility will become effective on a timely basis or at all. The Offer is conditioned on, in addition to the General Conditions, (1) the completion of the New Notes Offering and the receipt of at least $125.0 million in gross proceeds therefrom and (2) the satisfaction of all conditions to the effectiveness of the Proposed New Credit Facility, except for any conditions relating to or based on the completion of the Offer or the amount of Notes outstanding (including the condition that less than $115.0 million aggregate principal amount of Notes remains outstanding upon completion of the Offer). We refer to the foregoing conditions described in clauses (1) and (2) above collectively as the “Financing Condition.” The Offer is not conditioned on a minimum principal amount of Notes being tendered.

In the event that more than $115.0 million aggregate principal amount of Notes is validly tendered and accepted for purchase in the Offer and the other conditions to the effectiveness of the Proposed New Credit Facility are satisfied, we will receive gross proceeds of up to $125.0 million from the term loan portion of the Proposed New Credit Facility. For a detailed description of the conditions to effectiveness of the Proposed New Credit Facility, see “—Proposed New Credit Facility.” Assuming the Financing Condition is met, we intend to use the proceeds from the New Notes Offering, proceeds from the Proposed New Credit Facility (if it becomes effective) and, if necessary, cash on hand, to purchase all of the Notes accepted for purchase in the Offer, subject to the terms of the Proposed New Credit Facility.

In the event that $115.0 million or less aggregate principal amount of Notes is validly tendered and accepted for purchase in the Offer or any other condition to the effectiveness of the Proposed New Credit Facility is not satisfied, the Proposed New Credit Facility will not become effective and we will not receive any proceeds from the Proposed New Credit Facility. In this case, to the extent the first part of the Financing Condition, which requires the completion of the New Notes Offering resulting in gross proceeds of at least $125.0 million, is satisfied, we intend to waive the Financing Condition and use the net proceeds from the New Notes Offering and, if necessary, cash on hand, to purchase all Notes accepted for purchase in the Offer up to the maximum amount permitted by, and subject to the terms of, the Existing Credit Facility. In the event that we waive the Financing Condition, but the aggregate principal amount of Notes validly tendered and not validly withdrawn in the Offer exceeds the maximum amount permitted by the Existing Credit Facility, we will accept for purchase such Notes up to the maximum amount permitted by the Existing Credit Facility, in the aggregate, on a pro rata basis from among such Notes. We will make appropriate adjustments to avoid purchases of Notes in a principal amount other than in integral multiples of $1,000. Under the terms of the Fourth Amendment, the Existing Credit Facility permits us, during the period from June 10, 2010 through and including July 30, 2010, to purchase, redeem or defease (in the Offer or otherwise) an aggregate principal amount of Notes up to an amount equal to the gross proceeds from the New Notes Offering so long as both immediately before and after giving effect to any such purchase, redemption or defeasance, no event of default under the Existing Credit Facility will have occurred and be continuing, and after giving effect to such purchase, redemption or defeasance, we will have minimum liquidity of not less than $50.0 million. The Existing Credit Facility will terminate upon the effectiveness of the Proposed New Credit Facility and the repayment of all outstanding amounts under the Existing Credit Facility.

There are no alternative financing arrangements or plans in the event that the Financing Condition is not met. If the Financing Condition is not met, we will not be required to accept for purchase, or to pay for, any Notes.

This Offer to Purchase and the accompanying Letter of Transmittal are not an offer to sell or a solicitation of an offer to buy the New Notes.

The New Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any applicable state securities laws, and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws. The New Notes will be offered only to qualified institutional buyers pursuant to Rule 144A under the Securities Act.

Allocations in the New Notes Offering will be determined by us and the initial purchasers in our and their sole discretion based on a number of different factors, which may include an assessment of an investor’s long-term interest in owning our debt securities and the size and timing of such investor’s indication of interest in the New Notes Offering and in the Offer. However, neither we nor such initial purchasers are obligated to consider participation in the Offer in making an allocation determination with respect to any particular investor.

Proposed New Credit Facility

The Proposed New Credit Facility is expected to become effective on the Settlement Date subject to satisfaction of various conditions precedent, as described below.

The Proposed New Credit Facility is expected to be structured as (1) a $100.0 million four-year revolving credit facility (the “proposed new revolving credit facility”) that will include a $35.0 million sub-limit for standby letters of credit and a $10.0 million sub-limit for the issuance of swingline loans and (2) a maximum $125.0 million four-year term loan facility (the “proposed new term loan facility”). The proposed new term loan facility will amortize in quarterly installments that shall each be equal to 2.5% of the aggregate principal amount of term loans drawn under the proposed new term loan facility, on each September 30, December 31, March 31 and June 30, beginning on September 30, 2010, with the remaining balance of the proposed new term loan facility payable on the maturity date of the Proposed New Credit Facility. The proceeds of the proposed new term loan facility will be used for the purchase, redemption or defeasance of the Notes and for general corporate purposes, as applicable. The proceeds of the proposed new revolving credit facility will be used for general corporate purposes, which may include repaying outstanding borrowings under the Existing Credit Facility.

Under the terms of the Proposed New Credit Facility, our leverage ratio is expected to be calculated as follows: as at the last day of any period, the ratio of (a) total debt on such day minus, if a segregated account has been established, the amount of cash on deposit on such day in the account, up to a maximum reduction of an amount not greater than the outstanding aggregate amount of the Notes to (b) EBITDA (as defined in the Proposed New Credit Facility) for such period.

Under the terms of the Proposed New Credit Facility, loans are expected to bear interest at either LIBOR or the base rate, at our election, plus an applicable rate, based on our leverage ratio, as set forth below:

Leverage Ratio	Applicable Rate for Eurodollar Loans	Applicable Rate for ABR Loans
Greater than or equal to 2.0 to 1.0	3.25%	2.25%
Less than 2.0 to 1.0 but greater than or equal to 1.5 to 1.0	3.00%	2.00%
Less than 1.5 to 1.0 but greater than or equal to 1.0 to 1.0	2.75%	1.75%
Less than 1.0 to 1.0	2.50%	1.50%

The commitment fee rate and the letter of credit fee rate are also expected to be determined based on our leverage ratio, as set forth below:

Leverage Ratio	Commitment Fee Rate	Letter of Credit Fee Rate
Greater than or equal to 2.0 to 1.0	0.50%	3.25%

Less than 2.0 to 1.0 but greater than or equal to 1.5 to 1.0	0.45%	3.00%
Less than 1.5 to 1.0 but greater than or equal to 1.0 to 1.0	0.40%	2.75%
Less than 1.0 to 1.0	0.35%	2.50%

Mandatory prepayments of the proposed new term loan facility are expected to be required upon the occurrence of certain events, including, without limitation, (i) sales of certain assets, (ii) the sale or issuance of capital stock during the continuance of an event of default under the Proposed New Credit Facility, and (iii) the incurrence of certain additional indebtedness, subject to certain exceptions and reinvestment rights. In addition, if more than $30.0 million of the Notes are outstanding three months prior to their maturity, we expect to be required to prepay the loans under the Proposed New Credit Facility in full if we do not either (i) put an amount equal to the outstanding amount of Notes in a segregated account or (ii) fulfill a minimum liquidity test as set forth in the Proposed New Credit Facility. Voluntary prepayments are expected to be permitted, in whole or in part, in minimum amounts without premium or penalty, other than customary breakage costs.

The Proposed New Credit Facility is expected to contain representations, warranties and covenants that are customary for similar credit arrangements, including, among other things, covenants relating to (i) financial reporting and notification, (ii) payment of indebtedness, (iii) taxes and other obligations, (iv) compliance with applicable laws and (v) use of proceeds from the sale of the New Notes. Financial covenants will also require us to maintain (i) a leverage ratio of no greater than 2.5:1.0, (ii) an interest coverage ratio of no less than 4.0 to 1.0 and (iii) a fixed charge coverage ratio of no less than 2.0 to 1.0. The Proposed New Credit Facility is also expected to contain various customary restrictive covenants, subject to certain exceptions, that prohibit us from, among other things, incurring additional indebtedness or guarantees, creating liens or other encumbrances on property or granting negative pledges, entering into merger or similar transactions, selling or transferring certain property, making certain restricted payments, making advances or loans, entering into transactions with affiliates and making payments on conversion of the New Notes under certain circumstances.

The failure to comply with the foregoing covenants is expected to constitute an event of default (subject, in the case of certain covenants, to applicable notice and/or cure periods) under the Proposed New Credit Facility. Other events of default under the Proposed New Credit Facility are expected to include, among other things, (i) the failure to timely pay principal, interest, fees or other amounts due and owing, (ii) a cross-default with respect to certain other indebtedness, (iii) the occurrence of certain bankruptcy or insolvency events, (iv) the inaccuracy of representations or warranties in any material respect, (v) the occurrence of a change of control, or other event constituting a “fundamental change” under the indenture governing the New Notes and (vi) the loss of lien perfection or priority. The occurrence and continuance of an event of default could result in, among other things, the acceleration of all amounts owing under the Proposed New Credit Facility and the termination of the lenders’ commitments to make loans under the Proposed New Credit Facility. Our obligations under the Proposed New Credit Facility are expected to be guaranteed by certain of our existing and future direct and indirect wholly-owned domestic subsidiaries, subject to certain limitations. In addition, our obligations under the Proposed New Credit Facility, subject to certain exceptions, are expected to be secured on a first-priority basis by (i) pledges of all the capital stock of all of certain of our direct and indirect domestic subsidiaries and up to 65% of the capital stock of certain of our foreign subsidiaries and (ii) liens on substantially all of the tangible and intangible assets of us and the guarantors. NFP Securities, Inc. is expected to provide a limited unsecured guarantee of the obligations under the Proposed New Credit Facility of up to $10.0 million.

The effectiveness of the Proposed New Credit Facility is subject to satisfaction of the following conditions on or prior to July 29, 2010:

1.	Each of the representations and warranties made by us, our subsidiary guarantors and any other subsidiary that grants a security interest in substantially all of its assets pursuant to a security document under the Proposed New Credit Facility (each a “Loan Party”) in or pursuant to the loan documents relating to the Proposed New Credit Facility (collectively, the “Loan Documents”) will be true and correct in all material respects on and as of the closing date of the Proposed New Credit Facility as if made on and as of such date, subject to limited qualifications.

2.	No default or event of default will have occurred and be continuing on the closing date of the Proposed New Credit Facility or after giving effect to the extensions of credit to be made on the closing date of the Proposed New Credit Facility.

3.	The administrative agent will have received executed and delivered copies of various agreements related to the Proposed New Credit Facility, including the Proposed New Credit Facility executed and delivered by the each of the proposed lenders listed therein, on the closing date of the Proposed New Credit Facility, unless we and the administrative agent will have designated one or more designated lenders to assume, in the aggregate, all of the commitments that would have been held by all non-executing proposed lenders (collectively, the “proposed lenders”).

4.	All indebtedness outstanding under the Existing Credit Facility will have been prepaid (including, if applicable, with proceeds of the initial loans under the proposed new revolving credit facility) in full and the Existing Credit Facility will have been terminated.

5.	All governmental and third-party approvals necessary in connection with the continuing operations of us and our subsidiaries and the Proposed New Credit Facility will have been obtained and be in full force and effect, and all applicable waiting periods will have expired without any action being taken or threatened by any competent authority that would restrain, prevent or otherwise impose adverse conditions on the Proposed New Credit Facility.

6.	The proposed lenders, the administrative agent and Banc of America Securities LLC will have received all fees required to be paid, and all expenses for which invoices have been presented (including the reasonable fees and expenses of legal counsel), on or before the closing date of the Proposed New Credit Facility (all such amounts may be paid with proceeds of loans made on such closing date).

7.	The administrative agent will have received by the closing date of the Proposed New Credit Facility (A) a secretary’s certificate dated such closing date with customary attachments and (B) specified legal opinions, each in form and substance reasonably satisfactory to the administrative agent.

8.	The administrative agent will have received insurance certificates and endorsements thereto naming the administrative agent on behalf of the proposed lenders as an additional insured or loss payee, as the case may be, evidencing that all insurance required to be maintained pursuant to the Loan Documents has been obtained and is in effect.

9.	The administrative agent will have received proper financing statements in form appropriate for filing under the Uniform Commercial Code in each jurisdiction of organization of each Loan Party, and satisfactory evidence that the administrative agent (on behalf of the proposed lenders) will have a valid and perfected first priority (subject to certain permitted liens) lien and security interest in the collateral described in the security documents relating to the Proposed New Credit Facility.

10.	The administrative agent will have received a certificate signed by a responsible officer of ours certifying (A) that the conditions precedent to the effectiveness of the Proposed New Credit Facility have been satisfied or waived in writing, (B) there has been no event or circumstance since the date of our audited consolidated balance sheet as at December 31, 2009, and the related consolidated statements of income and of cash flows for the fiscal year ended on such date, that has had or could be reasonably expected to have a material adverse effect on (i) the business, property, operations, condition (financial or otherwise) of us and our subsidiaries taken as a whole, (ii) the rights or remedies of the administrative agent or the proposed lenders under the Proposed New Credit Facility or any of the other Loan Documents or (iii) a material impairment of the ability of us and our subsidiary guarantors taken as a whole to perform their respective obligations under any of the Loan Documents to we or they are a party (a “Material Adverse Effect”), and (C) there is no action, suit, investigation or proceeding pending, or to our knowledge, threatened in any court or before any arbitrator or any governmental authority that could reasonably be expected to have a Material Adverse Effect.

11.	We will have issued the New Notes and received gross proceeds of at least $100.0 million in the New Notes Offering on terms and conditions reasonably satisfactory to the administrative agent. Upon the completion of the Offer and in any event on or before July 29, 2010, less than $115.0 million in aggregate principal amount of the Notes will remain outstanding.

12.	The administrative agent will have received a certificate signed by a responsible officer of ours in form and substance reasonably satisfactory to the administrative agent certifying that, on a pro forma basis giving effect to the incurrence of indebtedness relating to the New Notes Offering and the redemption, defeasance or repayment of the Notes which have occurred on or before the closing date of the Proposed New Credit Facility, the ratio of (A) Consolidated Total Debt (as defined in the Proposed New Credit Facility) as of March 31, 2010, less the aggregate amount (up to a maximum reduction equal to the aggregate outstanding amount of the New Notes) as of such closing date of unrestricted cash and cash equivalents to (B) EBITDA (as defined in the Proposed New Credit Facility) for the four-quarter period ending on March 31, 2010, is no more than 2.5:1.0.

There can be no assurance that we will meet the conditions to the effectiveness of the Proposed New Credit Facility.

Fourth Amendment to the Existing Credit Facility

On June 9, 2010, we entered into the Fourth Amendment to the Existing Credit Facility with the financial institutions party thereto and Bank of America, N.A., as administrative agent. The terms of the Fourth Amendment permit the issuance and sale of the New Notes pursuant to the New Notes Offering and payment of the costs of certain convertible note hedge transactions entered into in connection therewith (after such cost is partially offset by the proceeds from certain warrant transactions) as well as, to the extent that the Existing Credit Facility is not terminated and the Proposed New Credit Facility does not become effective, the use of an amount equal to the gross proceeds of the New Notes Offering to purchase, redeem or defease the Notes in this Offer or otherwise, in each case subject to the terms of the Fourth Amendment. The terms of the Existing Credit Facility would otherwise prohibit such use of cash. Additionally, the terms of the Fourth Amendment provide that for purposes of calculating the consolidated leverage ratio under the Existing Credit Facility solely for the four fiscal quarter period ending June 30, 2010, total debt will be reduced by the amount of cash equivalents subject to a lien in favor of the lenders under the Existing Credit Facility (up to the aggregate principal amount of the New Notes outstanding upon completion of the New Notes Offering). The Existing Credit Facility will terminate upon the effectiveness of the Proposed New Credit Facility and the repayment of all outstanding amounts under the Existing Credit Facility.

TERMS OF THE OFFER

General

Upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal, including, if the Offer is extended or amended, the terms and conditions of any extension or amendment, we are offering to purchase for cash any and all of the outstanding Notes at a purchase price of $955 for each $1,000 principal amount of Notes, plus accrued and unpaid interest from the last interest payment date up to, but not including, the Settlement Date. You will not be required to pay a commission to the Tender Agent or the Information Agent in connection with the tender of your Notes in the Offer. Except as set forth in Instruction 7 to the Letter of Transmittal, we will pay or cause to be paid any transfer taxes with respect to the transfer and sale of Notes pursuant to the Offer.

We expressly reserve the right to:

•	terminate the Offer and not accept for payment and purchase any tendered Notes and promptly return all tendered Notes to tendering Holders, subject to the conditions set forth below;

•	waive any unsatisfied conditions and accept for payment and purchase all Notes that are validly tendered on or before the Expiration Date and not validly withdrawn;

•	extend the Expiration Date at any time; or

•	amend the Offer.

Our right to delay acceptance for payment of Notes tendered pursuant to the Offer or the payment for Notes accepted for purchase is subject to Rules 13e-4(f)(5) and 14e-1(c) under the Exchange Act, as applicable, which require that we pay the consideration offered or return the Notes deposited by or on behalf of the Holders promptly after the termination or withdrawal of the Offer. The Offer will expire at 12:00 midnight, New York City time, on July 7, 2010 (inclusive of July 7, 2010), unless we extend it in our sole discretion. You should read the sections entitled “—Conditions to the Offer” and “—Extension, Waiver, Amendment, Termination” below.

Upon the terms and subject to the conditions of the Offer, Holders who validly tender and do not validly withdraw their Notes in the Offer and whose Notes are accepted for purchase will also be paid accrued and unpaid interest from the last interest payment date up to, but not including, the Settlement Date, payable on such Settlement Date. Under no circumstances will any additional interest be payable because of any delay in the transmission of funds to Holders by the Tender Agent.

None of NFP or its board of directors or employees, the Dealer Managers, the Tender Agent, the Information Agent or the Trustee makes any recommendation as to whether or not Holders should tender their Notes pursuant to the Offer.

Conditions to the Offer

Notwithstanding any other term of the Offer, and in addition to (and not in limitation of) our right to extend or amend the Offer at any time, in our sole discretion, we will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rules 13e-4 and 14e-l under the Exchange Act, pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Notes, and may terminate the Offer, if, before such time as any Notes have been accepted for payment pursuant to the Offer, the Financing Condition or any of the General Conditions is not satisfied. The Offer is not conditioned on a minimum principal amount of Notes being tendered.

Financing Condition

The Offer is conditioned on, in addition to the General Conditions, (1) the completion of the New Notes Offering and the receipt of at least $125.0 million in gross proceeds therefrom and (2) the satisfaction of all conditions to the effectiveness of the Proposed New Credit Facility, except for any conditions relating to or based on the completion of the Offer or the amount of Notes outstanding (including the condition that less than $115.0 million aggregate principal amount of the Notes remains outstanding upon completion of the Offer), which we refer to collectively as the “Financing Condition.”

General Conditions

The General Conditions will not be satisfied if any of the following events or conditions exist or will occur and remain in effect or will be determined by us in our reasonable judgment to exist or have occurred:

1.	there will have been instituted or be pending before any court, agency, authority or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign (or any such action, suit or proceeding has been threatened in writing by any such body or person), or any judgment, order or injunction entered, enforced or deemed applicable by any such court, authority, agency or tribunal, which challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the Offer or the acquisition of Notes pursuant to the Offer, or is otherwise related in any manner to, or otherwise affects, the Offer;

2.	there will have been any action taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign (or any such action has been threatened in writing by any such body), which, in our reasonable judgment, would or might directly or indirectly result in any of the consequences referred to in paragraph 1 above;

3.	we have determined in our reasonable judgment that the acceptance for payment of, or payment for, some or all of the Notes in the Offer would violate, conflict with or constitute a breach of any order, statute, law, rule, regulation, executive order, decree, or judgment of any court to which we may be bound or subject;

4.	at any time on or after the date of this Offer to Purchase, any change (or any condition, event or development involving a prospective change) will have occurred in our business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, permits, permit applications, results of operations or prospects, which, in our reasonable judgment, is or may be materially adverse, or we will have become aware of any fact which, in our reasonable judgment, has or may have material adverse significance with respect to us;

5.	at any time on or after the date of this Offer to Purchase, there will have occurred:

a.	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or market in the United States for a period in excess of three hours;

b.	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

c.	any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in our reasonable judgment, might materially adversely affect the extension of credit by banks or other lending institutions in the United States;

d.	the commencement or declaration of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States since the close of business on the date of this Offer to Purchase;

e.	a material adverse change in United States currency exchange rates or a suspension of, or limitation on, the markets for U.S. dollars;

f.	any decline in either the Dow Jones Industrial Average or the Standard & Poor’s Index of 500 Industrial Companies by an amount in excess of 15% measured from the close of business on the date of this Offer to Purchase;

g.	any decline in the market price of the Notes by an amount in excess of 5% measured from the close of business on the date of this Offer to Purchase as reported by TRACE (Trade Reporting and Compliance Engine);

h.	a material impairment in the trading market for debt securities in the United States;

i.	in the case of any of the foregoing existing at the opening of business on the date of this Offer to Purchase, a material acceleration or worsening thereof; or

6.	any approval, permit, authorization, consent or other action of any domestic or foreign governmental, administrative or regulatory agency, authority, tribunal or third party will not have been obtained on terms satisfactory to us, which, in our reasonable judgment in any such case, and regardless of the circumstances (including any action or inaction by us or any of our affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

The foregoing conditions are for our sole benefit and the failure of any such condition to be satisfied may be asserted by us regardless of the circumstances, including any action or inaction by us giving rise to any such failure, and any such failure may be waived by us in whole or in part at any time and from time to time in our sole discretion.

The failure of us at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

Subject to applicable law, we may also terminate the Offer at any time prior to the Expiration Date in our sole discretion.

Procedures for Tendering

The following summarizes the procedures to be followed by all Holders in tendering their Notes.

Expiration Date; Withdrawal Date; Extensions; Amendments

The Expiration Date is 12:00 midnight, New York City time, on July 7, 2010 (inclusive of July 7, 2010), unless extended, in which case the Expiration Date will be such date and time to which the Expiration Date is extended. Tenders of Notes may be withdrawn at any time prior to the Expiration Date. Tenders of Notes may also be withdrawn after the 40 th business day following the commencement of the Offer, in accordance with Rule 13e -4(f)(2) under the Exchange Act, unless such Notes have been accepted for purchase as provided in this Offer to Purchase.

We, in our sole discretion, may extend the Expiration Date for any purpose, including in order to permit the satisfaction or waiver of any or all conditions to the Offer.

In order to extend the Expiration Date, we will notify the Tender Agent and will make a public announcement of such extension before 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Any such public announcement will state that we are extending the Offer for a specified period or on a daily basis, and include any other disclosure required under the Exchange Act. Without limiting the manner in which we may choose to make a public announcement of any extension, amendment or termination of the Offer, we will not, unless required by applicable law, be obligated to publish, advertise or otherwise communicate any such public announcement, other than by issuing a timely press release to Business Wire or the Dow Jones News Service or another similar service.

We expressly reserve the right, subject to applicable law, to:

•	delay accepting any Notes, extend the Offer or terminate the Offer prior to the Expiration Date and not accept Notes; or

•	amend, modify or, waive at any time, or from time to time, the terms of the Offer in any respect as to the Notes, a waiver of any conditions to consummation of the Offer.

If we exercise any such right, we will give written notice to the Tender Agent and will make a public announcement thereof as promptly as practicable, such public announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

The minimum period during which the Offer will remain open following material changes in the terms of such Offer or in the information concerning such Offer will depend upon the facts and circumstances of such change, including the relative materiality of the changes. With respect to any change in consideration or percentage of Notes sought, the Offer will remain open a minimum of ten business days following such change to allow for adequate dissemination of disclosure of such change. If any of the terms of the Offer are amended in a manner determined by us to constitute a material change adversely affecting any Holder, we will promptly disclose any such amendment in a manner reasonably calculated to inform Holders of such amendment, and we will extend such Offer for a time period that we deem appropriate, depending upon the significance of the amendment and the manner of disclosure to Holders, if such Offer would otherwise expire during such time period.

If we extend the Offer, or if we are delayed in our acceptance for payment of, or our payment for, the Notes or are unable to accept for payment or to pay for such Notes pursuant to the Offer for any reason, then, upon extension of such Offer without prejudice to our rights under such Offer, the Tender Agent may retain tendered Notes on our behalf. However, our ability to delay the payment for Notes that we have accepted for payment is limited by Rules 13e-4(f)(5) and 14e-1(c) under the Exchange Act, as applicable, which require that an offeror pay the consideration offered or return the securities deposited by or on behalf of holders promptly after the termination or withdrawal of a tender offer.

If we make a material change in the terms of the Offer or the information concerning the Offer, we will disseminate additional offering materials and extend such Offer to the extent required by law, including Rules 13e-4 and 14e-1 under the Exchange Act, as applicable.

How to Tender Notes

For a Holder to validly tender Notes pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof), with any required signature guarantee, or (in the case of a book-entry transfer) an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and any other required documents, must be received by the Tender Agent at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. To tender Notes that are held through The Depository Trust Company (“DTC”), DTC participants should transmit their acceptance through DTC’s Automated Tender Offer Program (“ATOP”), and DTC will then edit and verify the acceptance and send an Agent’s Message to the Tender Agent for its acceptance.

If the Notes are registered in the name of a person other than the signer of the Letter of Transmittal, or if certificates for unpurchased Notes are to be issued to a person other than the registered Holder, the certificates must be endorsed or accompanied by appropriate bond powers, in either case signed exactly as the name of the registered Holder appears on the certificates, with the signature on the certificates or bond powers guaranteed as described below.

Any beneficial owner whose Notes are registered in the name of a broker-dealer, commercial bank, trust company or other nominee and who wishes to tender Notes should promptly contact and instruct such registered Holder to tender such Notes on the beneficial owner’s behalf. If such beneficial owner wishes to tender such Notes itself, such beneficial owner must, before completing and executing the Letter of Transmittal and delivering such Notes, either make appropriate arrangements to register ownership of the Notes in such beneficial owner’s name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time. The tender by a Holder pursuant to the procedures set forth herein will constitute an agreement between such Holder and us upon the terms and subject to the conditions of the Offer.

By tendering Notes pursuant to the Offer, the Holder will be deemed to have represented and warranted that such Holder has full power and authority to tender, sell, assign and transfer the Notes tendered thereby and that when such Notes are accepted for purchase by us, we will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right and will cause such Notes to be delivered in accordance with the terms of the Offer. The Holder will also be deemed to have agreed to, upon request, execute and deliver any additional documents deemed by the Tender Agent or by us to be necessary or desirable to complete the sale, assignment and transfer of the Notes tendered thereby. In addition, the Holder will be deemed to have released us and our affiliates from any and all claims that Holders may have arising out of or relating to the Notes validly tendered and not withdrawn and accepted for purchase by us.

Holders desiring to tender Notes pursuant to ATOP must allow sufficient time for completion of the ATOP procedures during normal business hours of DTC. Except as otherwise provided herein, delivery of Notes will be deemed made only when (a) the Agent’s Message or (b) the Letter of Transmittal and certificates of the tendered Notes are actually received by the Tender Agent. No documents should be sent to us, the Dealer Managers or the Information Agent (except in its capacity as Tender Agent).

Guarantee of Signature

Signatures on a Letter of Transmittal must be guaranteed by a recognized participant (a “Medallion Signature Guarantor”) in the Securities Transfer Agents’ Medallion Program, unless the Notes tendered thereby are tendered (a) by the registered Holder of such Notes and that Holder has not completed either of the boxes entitled “Special Payment and Delivery Instructions” on the Letter of Transmittal, or (b) for the account of a firm that is a member of a registered national securities exchange or the Financial Industry Regulatory Authority or is a commercial bank or trust company having an office in the United States (each, an “Eligible Institution”).

Book-Entry Transfer

The Tender Agent will establish an account with respect to the Notes at DTC for purposes of the Offer within two business days of the date of this Offer to Purchase, and any financial institution that is a participant in DTC may make book-entry delivery of Notes by causing DTC to transfer such Notes into the Tender Agent’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Notes may be effected through book-entry transfer into the Tender Agent’s account at DTC, an Agent’s Message, and any other required documents, must, in any case, be transmitted to and received by the Tender Agent at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. The confirmation of a book-entry transfer into the Tender Agent’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.” Delivery of documents to DTC does not constitute delivery to the Tender Agent.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Tender Agent and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC described in such Agent’s Message, stating (a) the aggregate principal amount of Notes that have been tendered by such participant pursuant to the Offer, (b) that such participant has received this Offer to Purchase and the Letter of Transmittal and agrees to be bound by the terms of the Offer as described in this Offer to Purchase and the Letter of Transmittal and (c) that we may enforce such agreement against such participant.

Any acceptance of an Agent’s Message transmitted through ATOP is at the election and risk of the person transmitting an Agent’s Message and delivery will be deemed made only when actually received by the Tender Agent.

No Guaranteed Delivery

There are no guaranteed delivery provisions applicable to the Offer under the terms of this Offer to Purchase or the Letter of Transmittal. Holders must tender their Notes in accordance with the procedures set forth above under “—Procedures for Tendering.”

Withholding Tax

Under U.S. Federal income tax laws, the Tender Agent may be required to withhold on payments made to certain Holders who tender Notes pursuant to the Offer. See “Certain United States Federal Income Tax Considerations” below.

Lost or Missing Certificates

If a Holder wishes to tender Notes pursuant to the Offer, but the certificates evidencing such Notes have been mutilated, lost, stolen or destroyed, the Holder should write to, or telephone, the Trustee for such Notes at its applicable address or telephone number about procedures for obtaining replacement certificates for such Notes and arranging for indemnification or any other matter that requires the Trustee to take action.

Transfer of Ownership of Tendered Notes

Holders may not transfer record ownership of any Notes validly tendered and not validly withdrawn. Beneficial ownership in tendered Notes may be transferred by the Holder by delivering to the Tender Agent at its address set forth on the back cover of this Offer to Purchase an executed Letter of Transmittal identifying the name of the person who deposited the Notes to be transferred and completing the “Special Payment Instructions” box with the name of the transferee (or, if tendered by book-entry transfer, the name of the DTC participant on the security listing position listed as the transferee of such Notes) and the principal amount of the Notes to be transferred. If certificates have been delivered or otherwise identified (through a Book-Entry Confirmation with respect to such Notes) to the Tender Agent, the name of the Holder who deposited the Notes, the name of the transferee and the certificate numbers relating to such Notes should also be provided in the Letter of Transmittal. A person who succeeds to the beneficial ownership of tendered Notes pursuant to these procedures will be entitled to receive the Purchase Price, plus accrued and unpaid interest, if the Notes are accepted for payment, or to receipt of the tendered Notes if the Offer is terminated, provided, in each case, that we have been given proper and timely instructions as to the identity of such person and the address to which to deliver such Purchase Price or Notes.

Compliance with “Short Tendering” Rule

It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender securities in a partial tender offer for his own account unless the person so tendering such securities (a) has a net long position equal to or greater than the aggregate principal amount of the securities being tendered and (b) will cause such securities to be delivered in accordance with the terms of the tender offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of Notes in the Offer under any of the procedures described above will constitute a binding agreement between the tendering Holder and us upon the terms and subject to the conditions of the Offer, including the tendering Holder’s acceptance of the terms and conditions of the Offer, as well as the tendering Holder’s representation and warranty that (a) such Holder has a net long position in the Notes being tendered pursuant to the Offer within the meaning of Rule 14e-4 under the Exchange Act and (b) the tender of such Notes complies with such Rule 14e-4.

Other Matters

Subject to, and effective upon, the acceptance for purchase of, and payment for, the principal amount of Notes tendered in accordance with the terms and subject to the conditions of the Offer, a tendering Holder will be deemed to have agreed to sell, assign and transfer to, or upon the order of, NFP, all right, title and interest in and to all of the Notes tendered and accepted for purchase pursuant to the terms hereof and waives any and all other rights with respect to such Notes (including, without limitation, any existing or past defaults and their consequences in respect of the Notes and the applicable indenture under which such Notes were issued) and releases and discharges us from any and all claims the Holder may have now, or may have in the future, arising out of, or related to, such Notes, including, without limitation, any claims that the Holder is entitled to receive additional principal or interest payments with respect to such Notes or to participate in any purchase, redemption or defeasance of the Notes. In addition, by tendering Notes pursuant to the Offer, a Holder will be deemed to have irrevocably constituted and appointed the Tender Agent the true and lawful agent and attorney-in-fact of such Holder (with full knowledge that the Tender Agent also acts as our agent) with respect to any tendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver such Notes or transfer ownership of such Notes on the account books maintained by DTC together with all accompanying evidences of transfer and authenticity, to or upon our order, (b) present such Notes for transfer on the register, and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes, including receipt of funds from us for the Purchase Price, plus accrued and unpaid interest, for any Notes tendered pursuant to the Offer that are purchased by us and transfer such funds to the Holder, all in accordance with the terms of the Offer.

By tendering Notes pursuant to the Offer, the Holder will be deemed to have agreed that the delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Tender Agent, until receipt by the Tender Agent of (a) a properly transmitted Agent’s Message or (b) a properly completed and duly executed Letter of Transmittal and the certificates of the tendered Notes accompanying the Letter of Transmittal together with all accompanying evidences of authority and any other required documents in form satisfactory to us. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of Notes pursuant to the procedures described in this Offer to Purchase and the Letter of Transmittal and the form and validity of all documents will be determined by us in our sole discretion.

Notwithstanding any other provision of the Offer, payment of the Purchase Price, plus accrued and unpaid interest in exchange for Notes validly tendered and accepted for purchase in the Offer will occur only after timely receipt by the Tender Agent of (a) a Book-Entry Confirmation with respect to such Notes, together with an Agent’s Message and any other required documents or (b) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantee, for the Notes accompanying the Letter of Transmittal and any other required documentation. The tender of Notes pursuant to the Offer by one of the procedures set forth above will constitute an agreement between the tendering Holder and us upon the terms and subject to the conditions of the Offer. The method of delivery of the Letter of Transmittal, certificates for Notes and all other required documents is at the election and risk of the tendering Holder. If a Holder chooses to deliver by mail, the recommended method is by registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.

Alternative, conditional or contingent tenders will not be considered valid. We reserve the absolute right to reject any or all tenders of Notes that are not in proper form or the acceptance of which would, in our opinion, be unlawful. We also reserve the right, subject to applicable law, to waive any defects, irregularities or conditions of tender as to particular Notes. A waiver of any defect or irregularity with respect to the tender of one Note will not constitute a waiver of the same or any other defect or irregularity with respect to the tender of any other Note. Any determination by us as to the validity, form, eligibility and acceptance of Notes for payment, or any interpretation by us as to the terms and conditions of the Offer, is subject to applicable law and, if challenged by Holders or otherwise, to the judgment of a court of competent jurisdiction. Any defect or irregularity in connection with tenders of Notes must be cured within such time as we determine, unless waived by us. Tenders of Notes will not be deemed to have been made until all defects and irregularities have been waived by us or cured. None of NFP, the Trustee, the Dealer Managers, the Tender Agent, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders of Notes or will incur any liability to Holders for failure to give any such notice.

Acceptance of Notes for Purchase; Payment for Notes

Upon the terms of the Offer and subject to the satisfaction or waiver of the conditions to the Offer specified in this Offer to Purchase, we will (a) accept for purchase Notes validly tendered (or defectively tendered, if we waive such defect) and not validly withdrawn, and (b) promptly pay the Purchase Price, plus accrued and unpaid interest, on the Settlement Date for all Notes accepted for purchase in the Offer.

We expressly reserve the right, in our sole discretion, but subject to applicable law, to (a) delay acceptance for purchase of Notes tendered under the Offer or the payment for Notes accepted for purchase (subject to Rules 13e-4 and 14e-1 under the Exchange Act, as applicable, which require us to pay the consideration offered or return Notes deposited by or on behalf of the Holders promptly after the termination or withdrawal of the Offer) or (b) terminate the Offer at any time prior to the Expiration Date.

For purposes of the Offer, we will be deemed to have accepted for purchase validly tendered Notes (or defectively tendered Notes, if we waive such defect) if, as and when we give oral (promptly confirmed in writing) or written notice thereof to the Tender Agent. With respect to tendered Notes that are to be returned to Holders, such Notes will be returned without expense to the tendering Holder promptly or, in the case of Notes tendered by book-entry transfer, credited to the account maintained at DTC from which such Notes were delivered, after the expiration or termination of the Offer.

We will pay for Notes accepted for purchase in the Offer by depositing such payment in cash with the Tender Agent or, at the direction of the Tender Agent, with DTC, which will act as agent for the tendering Holders for the purpose of receiving payments from us, and transmitting such payments to such Holders.

Payment will be deemed to have been made by us upon our transfer of the Purchase Price, plus accrued and unpaid interest, to the Tender Agent or, if so directed by the Tender Agent, to DTC. Under no circumstances will additional interest on the Purchase Price be paid by us by reason of any delay on the part of the Tender Agent in making payment to the Holders entitled thereto or any delay in the allocation or crediting of monies received by DTC to participants in DTC or in the allocation or crediting of monies received by participants to beneficial owners.

Tenders of Notes will be accepted only in principal amounts equal to $1,000 or integral multiples thereof.

If, for any reason, acceptance for payment, or payment for, validly tendered Notes pursuant to the Offer is delayed, or we are unable to accept for purchase or to pay for validly tendered Notes pursuant to the Offer, then the Tender Agent may, nevertheless, on our behalf, retain the tendered Notes, without prejudice to our rights described under “—Withdrawal of Tenders” and “—Extension, Waiver, Amendment, Termination” below, but subject to Rules 13e-4(f)(5) and 14e-1(c) under the Exchange Act, as applicable, which require that we pay the consideration offered or return the Notes deposited by or on behalf of the Holders promptly after the termination or withdrawal of the Offer.

If any tendered Notes are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, such Notes (a) will be credited to an account maintained at DTC, designated by the DTC participant who so delivered such Notes promptly following the Expiration Date or (b) if the Holder of record holds physical Notes, such Notes will be returned by delivery of a certificate representing such returned principal amount (including delivery of the original certificate tendered if none of such Holder’s tendered Notes are accepted).

We may transfer or assign, in whole or, from time to time, in part, to one or more of our affiliates or any third party the right to purchase all or any of the Notes tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice the rights of tendering Holders to receive payment for Notes validly tendered and not validly withdrawn and accepted for payment pursuant to the Offer.

Tendering Holders of Notes purchased in the Offer will not be obligated to pay brokerage commissions or fees to us, the Dealer Managers, the Tender Agent or the Information Agent or, except as set forth below, to pay transfer taxes with respect to the purchase of their Notes. If, however, payments are to be paid to, or if Notes not tendered or not accepted for payment are to be registered in the name of, any person other than a Holder, the amount of any transfer taxes (whether imposed on the Holder or such other person) payable on account of the transfer to such person will be deducted from such payments, unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted. We will pay all other charges and expenses in connection with the Offer. See “Dealer Managers; Tender Agent; Information Agent.”

The Notes are governed by the Indenture. There are no appraisal or other similar statutory rights available to Holders in connection with the Offer.

Withdrawal of Tenders

When Notes May Be Withdrawn

You may withdraw your tendered Notes at any time on or before the Expiration Date. You may also withdraw your Notes if we have not accepted them for purchase on or before the 40th business day following the commencement of the Offer, in accordance with Rule 13e-4(f)(2) under the Exchange Act. A withdrawal of previously tendered Notes may not be rescinded. Any Notes properly withdrawn will be deemed not validly tendered for purposes of the Offer unless such Notes are properly re-tendered.

Holders who have withdrawn their previously tendered Notes may re-tender Notes at any time on or before the Expiration Date, by following one of the procedures described in “—Procedures for Tendering.” In the event that the Offer is terminated, the Notes tendered pursuant to the Offer will be promptly returned to the tendering Holder.

Procedure for Withdrawing Notes

For a withdrawal of Notes to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Tender Agent at its address set forth on the back cover of this Offer to Purchase. The withdrawal notice must:

•	specify the name of the person who tendered the Notes to be withdrawn;

•	contain a description of the Notes to be withdrawn;

•	specify the certificate numbers shown on the particular certificates evidencing such Notes and the aggregate principal amount represented by such Notes; and

•	be signed by the Holder of such Notes in the same manner as the original signature on the Letter of Transmittal, including any required signature guarantees.

Alternatively, the withdrawal notice must be accompanied by evidence satisfactory to us, in our sole discretion, that the person withdrawing the tender has succeeded to the beneficial ownership of the Notes. In addition, any such notice of withdrawal must specify, in the case of Notes tendered by delivery of certificates for such Notes, the name of the registered Holder, if different from that of the tendering Holder or, in the case of Notes tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn Notes. The signature on the notice of withdrawal must be guaranteed by an Eligible Institution unless such Notes have been tendered for the account of an Eligible Institution. If certificates for the Notes to be withdrawn have been delivered or otherwise identified to the Tender Agent, a signed notice of withdrawal will be effective immediately upon receipt by the Tender Agent of a written or facsimile transmission notice of withdrawal even if physical release is not yet effected. Any Notes properly withdrawn will be deemed to be not validly tendered for purposes of the Offer. Withdrawals of Notes can be accomplished only in accordance with the foregoing procedures.

If a Holder tenders its Notes in the Offer, such Holder may convert its Notes (subject to the terms and conditions of the Indenture) only if such Holder withdraws its Notes prior to the time such Holder’s right to withdraw has expired. The Notes are convertible into shares of our common stock, par value $0.10 per share, at the Holder’s option, at a conversion rate (subject to adjustment) of 18.0679 shares of common stock per $1,000 in principal amount of Notes, as of March 31, 2010. This represents a conversion price per share of $55.35.

Form and Validity

All questions as to the form and validity, including time of receipt, of notices of withdrawal of tenders will be determined by us, in our sole discretion, which determination will be final and binding. None of us, the Dealer Managers, the Tender Agent, the Information Agent or the Trustee or any other person will be under any duty to give notification of any defects or irregularities in any notices of withdrawal or be subject to any liability for failure to give any such notification.

Extension, Waiver, Amendment, Termination

We expressly reserve the right, in our sole discretion at any time or from time to time, subject to applicable law:

•

to extend the Expiration Date and thereby delay acceptance for payment of, and the payment for, any Notes, by giving written notice of such extension to the Tender Agent and making a public announcement of such extension;

•	to amend the Offer in any respect, by giving written notice of such amendment to the Tender Agent and making a public announcement of such amendment; or

•	to waive in whole or in part any condition to the Offer and accept for payment and purchase all Notes validly tendered and not validly withdrawn before the Expiration Date.

We expressly reserve the right, in our sole discretion, to terminate the Offer. If any of the events set forth under “—Conditions to the Offer” have occurred, we reserve the right, in our sole discretion, to (i) terminate the Offer and reject for payment and not pay for any Notes tendered that we have not already accepted for payment and paid for and (ii) subject to applicable law, postpone payment for any tendered Notes. If we elect to terminate the Offer or postpone payment for tendered Notes, we will give written notice to the Tender Agent and make a public announcement of such termination or postponement. Our reservation of the right to delay payment for Notes that we have accepted for payment is limited by Rules 13e-4(f)(5) and 14e-1(c), as applicable, which require that we pay the consideration offered or return the Notes deposited by or on behalf of the Holders promptly after the termination or withdrawal of the Offer.

If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional materials and extend the Offer to the extent required by the Exchange Act. In addition, if the consideration to be paid in the Offer is increased or decreased or the dealer manager’s soliciting fee is increased or decreased, the Offer will remain open at least 10 business days from the date we first give notice of such increase or decrease to Holders, by press release or otherwise.

We will notify you as promptly as practicable of any other extension, waiver, amendment or termination by public announcement, with the public announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, unless required by applicable law, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a timely press release to Business Wire or the Dow Jones News Service or another similar service.

If we terminate the Offer, we will give immediate notice of the termination to the Tender Agent, and all Notes previously tendered will be returned promptly to the tendering Holders thereof. If the Offer is terminated, the Purchase Price will not be paid or become payable to Holders of Notes who have validly tendered their Notes in the Offer.

CERTAIN MARKET INFORMATION CONCERNING THE NOTES

There is no established public reporting system or trading market for the Notes. To the extent that the Notes are traded, prices of such Notes may fluctuate greatly depending on the trading volume and the balance between buy and sell orders. Certain institutions and securities dealers may provide quotations for and engage in transactions in the Notes. To our knowledge, the Notes are traded infrequently in transactions arranged through broker-dealers, and reliable market quotations for the Notes are not available.

Our common stock is listed on the NYSE under the symbol “NFP.” The following table sets forth, for the periods indicated, the reported high and low sales prices in U.S. dollars for our common stock on the NYSE.

	High	Low
2007:
First Quarter	$50.90	$44.89
Second Quarter	$49.00	$42.00
Third Quarter	$55.41	$45.48
Fourth Quarter	$56.75	$42.82
2008:
First Quarter	$45.48	$16.87
Second Quarter	$28.25	$19.75
Third Quarter	$28.99	$12.50
Fourth Quarter	$15.79	$0.81
2009:
First Quarter	$4.49	$2.08
Second Quarter	$9.06	$2.95
Third Quarter	$9.40	$5.57
Fourth Quarter	$10.23	$7.33
2010:
First Quarter	$14.89	$8.24
Second Quarter, through June 8, 2010	$17.34	$11.73

On June 8, 2010, the last reported sale price of our common stock on the NYSE was $11.79 per share.

HOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR NFP’S COMMON STOCK AND THE NOTES PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.

CERTAIN SIGNIFICANT CONSIDERATIONS

You should review carefully the considerations described below, as well as the other information contained or incorporated by reference in this Offer to Purchase and in the related Letter of Transmittal, before deciding whether to tender your Notes in the Offer.

No Recommendation Concerning the Offer

None of NFP or its board of directors or employees, the Dealer Managers, the Tender Agent, the Information Agent or the Trustee makes any recommendation to any Holder whether to tender or refrain from tendering any or all of its Notes and none of them has authorized any person to make any such recommendation. Holders are urged to evaluate carefully all information in this Offer to Purchase, including the documents incorporated by reference herein, consult their own investment and tax advisors and make their own decisions whether to tender Notes.

Limited Trading Market

To the extent that Notes are tendered and accepted in the Offer, the trading market for Notes that remain outstanding following consummation of the Offer will become more limited. A bid for a debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may be lower than a bid for a comparable debt security with a greater float. Therefore, the market price of any untendered or otherwise unpurchased Notes may be affected adversely to the extent that the Notes tendered and purchased pursuant to the Offer reduce the float. The reduced float may also make the trading price more volatile. Consequently, the liquidity, market value and price volatility of Notes that remain outstanding may be adversely affected.

Holders of untendered or unpurchased Notes may attempt to obtain quotations for such Notes from their broker-dealers; however, there can be no assurance that an active trading market will exist for the Notes following the Offer. The extent of the public market for the Notes following consummation of the Offer would depend upon the number of Holders holding Notes remaining at such time and the interest in maintaining a market in the Notes on the part of securities firms and other factors.

Purchase of the Notes After the Expiration of the Offer

Subject to the requirements of applicable law, we expressly reserve the absolute right, in our sole discretion from time to time in the future, to purchase any of the Notes, whether or not any Notes are purchased pursuant to the Offer, that remain outstanding following termination or expiration of the Offer, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the price to be paid pursuant to the Offer and could be for cash or other consideration. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) we might choose to pursue in the future. Pursuant to Rule 13e-4(f)(6) under the Exchange Act neither we nor our affiliates may purchase any Notes until ten business days after the expiration or termination of the Offer.

Ranking of Notes

The Notes that remain outstanding upon consummation of the Offer will remain our obligations with regard to payments of principal and interest. The Notes are our general, unsecured obligations and subordinated to our existing and future senior secured indebtedness. In the event of our bankruptcy, liquidation or reorganization of NFP, the assets of NFP pledged to secure indebtedness will be available to pay obligations on such Notes only after all secured indebtedness has been paid in full from the assets securing the secured obligations, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding.

Conditions to the Consummation of the Offer

The consummation of the Offer is subject to the satisfaction of the Financing Condition and the General Conditions. See “Terms of the Offer—Conditions to the Offer.” In addition, we may terminate the Offer, prior to the Expiration Date for any reason in our sole discretion. There can be no assurance that such conditions will be met, that we will not terminate the Offer, or that, in the event that the Offer is not consummated with respect to the Notes, the market value and liquidity of the Notes will not be materially adversely affected.

Treatment of Notes Not Tendered in the Offer

Notes not tendered and purchased in the Offer will remain outstanding. The terms and conditions governing the Notes, including the covenants and other provisions contained in the Indenture, will remain unchanged. No amendment to the Indenture and the Notes is being sought.

Additionally, our ability to pay cash upon conversion of the Notes will be subject to the limitations imposed by, as applicable, (i) the Existing Credit Facility, to the extent that the Existing Credit Facility is not terminated in connection with the effectiveness of the Proposed New Credit Facility, or (ii) the Proposed New Credit Facility, to the extent that the Proposed New Credit Facility becomes effective upon satisfaction of various conditions precedent set forth in the Proposed New Credit Facility. We will not be permitted to pay cash upon any conversion of the Notes unless: (i) no default or event of default exists with respect to the Existing Credit Facility or the Proposed New Credit Facility, as applicable, prior to, or after giving effect to, such conversion payments, (ii) with respect to certain conversion payments, the aggregate amount of all such cash conversion payments paid with respect to such conversions does not exceed a maximum amount and (iii) with respect to certain conversion payments, after giving effect to such cash conversion payments, we meet minimum liquidity requirements determined on a consolidated basis.

Termination of Convertible Bond Hedge and Warrant Transactions and Effect on Notes Not Purchased in the Offer

In connection with the Offer, we expect to enter into certain agreements with GSFM to terminate certain convertible bond hedge transactions and separate warrant transactions between NFP and GSFM. We expect to terminate the convertible bond hedge transactions and warrant transactions in an amount corresponding to the portion of the Notes tendered and accepted for purchase in the Offer.

In connection with the termination of the convertible bond hedge and warrant transactions and unwinding of their existing hedge positions with respect to the transactions, we are advised that GSFM or its affiliates expect to sell shares of our common stock in secondary market transactions, and/or unwind various derivative transactions with respect to our common stock, shortly after the expiration and prior to and concurrently with the closing of the Offer. This activity could reduce the market price of our common stock at that time and it could adversely affect the market value of the Notes that remain outstanding following the consummation of the Offer.

For a discussion of the potential impact of any market or other activity by GSFM or its affiliates in connection with the termination of the convertible bond hedge transactions and warrant transactions, see “Termination of Convertible Bond Hedge and Warrant Transactions.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material U.S. Federal income tax consequences relating to the Offer as of the date hereof. This summary deals only with the Notes held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not deal with special situations, such as those of dealers or traders in securities or currencies, banks, financial institutions, tax exempt organizations, insurance companies, real estate investment trusts, regulated investment companies, partnerships or other entities classified as partnerships for U.S. Federal income tax purposes, persons holding the Notes as a part of a hedging or conversion transaction or a straddle, persons who mark to market their securities, or persons whose functional currency is not the U.S. dollar. In addition, this discussion does not include any description of any U.S. Federal alternative minimum tax consequences or the tax laws of any state, local or foreign jurisdiction, including Canada.

The discussion below is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, and administrative rulings and judicial decisions, all as of the date hereof, and all of which may be subject to change at any time, with either forward-looking or retroactive effect, so as to result in U.S. Federal income tax consequences different from those discussed below.

U.S. Internal Revenue Circular 230 Disclosure

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS OFFER TO PURCHASE IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE ISSUER OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

All Holders should consult their own tax advisors regarding the U.S. Federal income tax consequences of participating or not participating in the Offer in light of their particular circumstances, as well as the effect of any foreign (including Canada), state, local or other laws.

As used herein, a “U.S. Holder” means a beneficial owner of a Note that is for U.S. Federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or other entity classified as a corporation for U.S. Federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to U.S. Federal income taxation regardless of its source, or (iv) a trust, (X) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or (Y) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of Notes (other than a partnership) that is not a U.S. Holder.

If a partnership or other entity classified as a partnership for U.S. Federal income tax purposes holds Notes, the tax treatment of the partnership and each partner generally will depend on the activities of the partnership and the status of the partner. Partnerships selling Notes pursuant to the Offer, and partners in such partnerships, should consult their tax advisors.

U.S. Holders Who Receive Cash under the Offer

A U.S. Holder that receives cash in exchange for Notes pursuant to the Offer will recognize gain or loss equal to the difference between the amount realized on the disposition of the Notes pursuant to the Offer and the U.S. Holder’s adjusted tax basis in such Notes. The amount realized will equal the amount of cash received for such Notes (other than amounts attributable to accrued and unpaid interest not previously included in income, if any, which amounts will be treated as ordinary interest income for U.S. Federal income tax purposes). A U.S. Holder’s adjusted tax basis in a Note generally will equal the cost of such Note to such U.S. Holder, increased by any amounts includible in income by the U.S. Holder as market discount pursuant to an election, and reduced by any amortizable bond premium which the U.S. Holder has previously elected to deduct. Amortizable bond premium is generally defined as the excess of a U.S. Holder’s tax basis in the Note immediately after its acquisition over the sum of all amounts payable on the Note after the purchase date other than payments of stated interest. Subject to the market discount rules discussed below, such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation for U.S. Federal income tax purposes. The deductibility of capital losses is subject to limitations for such purposes. A U.S. Holder who has acquired Notes with more than a de minimis market discount (i.e., more than a de minimis excess of the stated redemption price at maturity over the basis of such Note immediately after acquisition by the U.S. Holder) generally will be required to treat gain on the sale of such Notes as ordinary income to the extent of the market discount accrued to the date of the disposition and not previously included in the U.S. Holder’s income.

Information Reporting and Backup Withholding for U.S. Holders

In general, information reporting requirements will apply to payments made to U.S. Holders, other than certain exempt recipients, who tender their Notes. U.S. Holders may be subject to backup withholding at a rate of 28% on payments received with respect to the Notes unless such U.S. Holder (1) comes within certain exempt categories and demonstrates this fact when required, or (2) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Each U.S. Holder will be asked to provide such Holder’s correct taxpayer identification number and certify that such Holder is not subject to backup withholding by completing the IRS Form W-9 that is included in the Letter of Transmittal.

Backup withholding is not an additional tax. A U.S. Holder subject to the backup withholding rules will be allowed a credit in the amount withheld against such Holder’s U.S. Federal income tax liability and, if withholding results in an overpayment of tax, such Holder may be entitled to a refund, provided that the requisite information is timely furnished to the IRS.

Non-U.S. Holders Who Receive Cash under the Offer

A Non-U.S. Holder that realizes a gain in connection with the receipt of cash in exchange for Notes pursuant to the offer generally will not be subject to U.S. Federal income tax unless (i) such gain is effectively connected with a trade or business in the United States of such Non-U.S. Holder (and, in the case of an applicable tax treaty, is attributable to a permanent establishment or fixed base in the United States), or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and satisfies certain other requirements.

Generally, no U.S. Federal income tax will apply with respect to the portion of the payment attributable to any accrued, but unpaid interest, to the extent it has not previously been included in income, on a Note held by a Non-U.S. Holder provided that (i) such accrued but unpaid interest is not effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (and, in the case of an applicable tax treaty, is not attributable to a permanent establishment or fixed base in the United States), (ii) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock; (iii) the Non-U.S. Holder is not a bank that received the Note on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and (iv) the Non-U.S. Holder is not a controlled foreign corporation with respect to which we are a “related person” within the meaning of the Code.

Information Reporting and Backup Withholding for Non-U.S. Holders

In general, a Non-U.S. Holder will not be subject to information reporting or backup withholding with respect to (i) payments made pursuant to the offer made to you outside the U.S. by a non-U.S. payor, and (ii) payments made pursuant to the offer at a U.S. office of a broker, as long as the income associated with such payments is otherwise exempt from U.S. Federal income tax and such Non-U.S. Holder provides a W-8BEN (or other applicable form) and the payor does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. Backup withholding is not an additional tax. A Non-U.S. Holder subject to the backup withholding rules will be allowed a credit in the amount withheld against such Non-U.S. Holder’s U.S. Federal income tax liability and, if withholding results in an overpayment of tax, such Holder may be entitled to a refund, provided that the requisite information is furnished to the IRS.

Holders Who Do Not Receive Cash under the Offer

Holders whose Notes are not purchased by us in the Offer will not incur U.S. Federal income tax liability as a result of the completion of the Offer.

DEALER MANAGERS; TENDER AGENT; INFORMATION AGENT

Dealer Managers

Banc of America Securities LLC and Goldman, Sachs & Co. are acting as the Dealer Managers for us in connection with the Offer for which they will receive customary fees. Pursuant to a definitive dealer manager agreement, we will reimburse the Dealer Managers for certain out-of-pocket expenses. We have agreed to indemnify the Dealer Managers and their affiliates against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

The Dealer Managers may contact Holders regarding the Offer and may request broker-dealers, commercial banks, trust companies and other nominees to forward this Offer to Purchase and related materials to beneficial owners of Notes. Broker-dealers, commercial banks and trust companies will be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding material to their customers. We will not pay any fees or commissions to any broker-dealer or other person, other than the Dealer Managers, in connection with the solicitation of tenders of Notes pursuant to the Offer.

The Dealer Managers and their affiliates provide, and may in the future provide, certain commercial banking, financial advisory, trustee and investment banking services to us and our affiliates, for which they receive customary fees. The Dealer Managers or their respective affiliates are acting as the initial purchasers for the New Notes Offering and will receive customary fees and expense reimbursements in connection therewith. Allocations in the New Notes Offering will be determined by us and the initial purchasers in our and their sole discretion based on a number of different factors, which may include an assessment of an investor’s long-term interest in owning our debt securities and the size and timing of such investor’s indication of interest in the New Notes Offering and in the Offer. However, neither we nor such initial purchasers are obligated to consider participation in the Offer in making an allocation determination with respect to any particular investor. The Dealer Managers or their respective affiliates will enter into convertible note hedge transactions and warrant transactions with us and will receive a portion of the net proceeds from the New Notes Offering applied to those transactions. An affiliate of Goldman, Sachs & Co. is a Holder and, accordingly, may receive proceeds from the Offer if it tenders its Notes in the Offer. Banc of America Securities LLC or one of its affiliates acts as administrative agent, lead arranger and book manager and is one of the participating lenders under the Existing Credit Facility and receives customary fees in connection with such roles. Banc of America Securities LLC or one of its affiliates has also committed to act as administrative agent, joint lead arranger and book manager and be one of the participating lenders under the Proposed New Credit Facility and will receive customary fees in connection with such roles. An affiliate of Goldman, Sachs & Co. will also be one of the participating lenders under the Proposed New Credit Facility and will receive customary fees in connection with such role.

At any given time, the Dealer Managers may trade the Notes for their own accounts or for the accounts of its customers and, accordingly, may hold a long or short position in the Notes and, to the extent that the Dealer Managers own Notes during the Offer, they may tender Notes pursuant to the terms of the Offer.

Any Holder who has questions concerning the terms of the Offer may contact the Dealer Managers at their respective addresses and telephone numbers set forth on the back cover page of this Offer to Purchase.

Tender Agent and Information Agent

The Tender Agent for the Offer is D.F. King & Co., Inc. All deliveries, correspondence and questions sent or presented to the Tender Agent relating to the Offer should be directed to the address or telephone number set forth on the back cover of this Offer to Purchase. We will pay the Tender Agent reasonable and customary compensation for its services in connection with the Offer, plus reimbursement of out-of-pocket expenses. We will indemnify the Tender Agent against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.

D.F. King & Co., Inc. is acting as the Information Agent for us in connection with the Offer. We will pay the Information Agent reasonable and customary compensation for such services, plus reimbursement for out-of-pocket expenses. All inquiries and correspondence addressed to the Information Agent relating to the Offer should be directed to the address or telephone number set forth on the back cover page of this Offer to Purchase.

None of the Dealer Managers, the Tender Agent or the Information Agent assumes any responsibility for the accuracy or completeness of the information concerning us contained in or incorporated by reference in this Offer to Purchase or for any failure by us to disclose events that may have occurred after the date of this Offer to Purchase that may affect the significance or accuracy of this information.

In connection with the Offer, our directors, officers and employees (who will not be specifically compensated for such services) may solicit tenders by use of the mails, personally or by telephone.

TERMINATION OF CONVERTIBLE BOND HEDGE AND WARRANT TRANSACTIONS

In connection with the Offer, we expect to enter certain agreements with GSFM to terminate certain convertible bond hedge transactions and warrant transactions between NFP and GSFM. We had entered into the convertible bond hedge transactions and separate warrant transactions with GSFM at the time of the offering of the Notes. In connection with the purchase of the Notes, we expect to terminate the convertible bond hedge transactions and warrant transactions in an amount corresponding to the portion of the Notes tendered and accepted for purchase in the Offer.

In connection with the termination of the convertible bond hedge and warrant transactions and unwinding of their existing hedge positions with respect to such transactions, we are advised that GSFM or its affiliates expect to sell shares of our common stock in secondary market transactions, and/or unwind various derivative transactions with respect to our common stock, shortly after the expiration and prior to and concurrently with the closing of the Offer. This activity could reduce the market price of our common stock at that time and it could adversely affect the market value of the Notes that remain outstanding following the consummation of the Offer.

We expect that, as a result of an early termination of the convertible bond hedge transactions and warrant transactions, we will receive a net payment from GSFM, resulting from the amount payable by GSFM to NFP with respect to the termination of the convertible bond hedge transactions and the amount payable by NFP to GSFM with respect to the termination of the warrant transactions. The amount of such net payment will depend, to a large degree, on the market price of our common stock during the unwind of GSFM’s hedge position for the transactions, but may also be affected by the overall market conditions at such time, overall market liquidity of our common stock and other factors.

MISCELLANEOUS

The Offer is being made to all Holders. We are not aware of any jurisdiction in which the making of the Offer is not in compliance with applicable law. In any jurisdiction in which the Offer is required to be made by a licensed broker-dealer, they will be deemed to be made by the Dealer Managers on our behalf. If we become aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders of Notes be accepted from or on behalf of) the owners of Notes residing in such jurisdiction.

Requests for assistance in completing and delivering the accompanying Letter of Transmittal and requests for additional copies of this Offer to Purchase, the accompanying Letter of Transmittal and other related documents should be directed to the Information Agent:

The Tender Agent and Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Bankers and brokers: (212) 269-5550 (Collect)

All others: (800) 769-4414 (U.S. toll-free)

By Regular, Registered or Certified Mail; Hand or Overnight Delivery:	By Facsimile Transmission (for Eligible Institutions only):

D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005 Attn: Elton Bagley	(212) 809-8838 Attn: Elton Bagley Confirmation: (212) 493-6996

The Dealer Managers for the Offer are:

BofA Merrill Lynch	Goldman, Sachs & Co.

214 North Tryon Street, 17th Floor Charlotte, North Carolina 28255 Attention: Debt Advisory Services (888) 292-0070 (toll-free) (980) 388-9217 (collect)	200 West Street New York, New York 10282-2198 Attention: Liability Management Group (800) 828-3182 (toll-free) (212) 902-5183 (collect)